EXHIBIT 3.1.6

Roadships Holdings Inc.
Written Consent of Majority Shareholder in Lieu of Meeting

The undersigned, being the shareholder of a majority of the shares of voting stock issued and outstanding of Roadships Holdings Inc., a Delaware corporation (the “Corporation”), acting by written consent in lieu of meeting pursuant to the Delaware General Corporation Law Section 228, does hereby waive notice and adopt the following resolutions with the same force and effect as if such resolutions had been duly presented and adopted at a special meeting of the shareholders of the Corporation:

WHEREAS, the Board of Directors has deemed it advisable to issue Michael Nugent ATF Twenty Second Trust, 1 Share of Preferred Series A stock;

NOW, THEREFORE, be it:

RESOLVED, the majority shareholder does hereby approve of the issuance of 1 Share of Preferred Series A stock to Michael Nugent ATF Twenty Second Trust; and be it

FURTHER RESOLVED, that the Officer of said Corporation be, and they hereby are, authorized to sign any and all documents and perform any and all acts on behalf of the Corporation, in their discretion, deem necessary, desirable or appropriate for the issuance of 1 share of Preferred Series A stock to Michael Nugent ATF Twenty Second Trust.

IN WITNESS WHEREOF, I hereby set my hand this 12th day of March, 2013.

Michael Nugent, Majority Shareholder